Mercedes-Benz Auto Lease Trust 2015-A
Investor Report
Collection Period Ended   31-Dec-2016

Amounts in USD

Dates

Collection Period No.	24	
Collection Period (from... to)	1-Dec-2016	31-Dec-2016
Determination Date	12-Jan-2017	
Record Date	13-Jan-2017	
Payment Date	17-Jan-2017	
Interest Period of the Class A-1, A-2b Notes (from... to)	15-Dec-2016	17-Jan-2017	Actual/360 Days	33
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Dec-2016	15-Jan-2017	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	575,000,000.00	16,359,911.81	0.00	16,359,911.81	28.452021	0.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	181,496,054.78	66,273,945.22	267.481718	0.732518
Total Note Balance	**2,014,770,000.00**	**264,129,911.81**	**181,496,054.78**	**82,633,857.03**		

Overcollateralization	395,237,750.93	397,639,748.30	397,651,278.90
Total Securitization Value	**2,410,007,750.93**	**661,769,660.11**	**579,147,333.68**
present value of lease payments	854,201,184.71	89,651,019.75	74,126,988.17
present value of Base Residual Value	1,555,806,566.22	572,118,640.36	505,020,345.51

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	397,651,278.90	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	1.023890%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.100000%	14,996.59	0.026081	16,374,908.40	28.478102
Class A-4 Notes	1.210000%	249,834.75	1.008333	66,523,779.97	268.490051
Total		**264,831.34**		**$82,898,688.37**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	12,050,718.45	(1) Total Servicing Fee	551,474.72
Net Sales Proceeds-early terminations (including Defaulted Leases)	35,586,327.55	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	36,997,635.74	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	182,297.38	(3) Interest Distributable Amount Class A Notes	264,831.34
Excess mileage included in Net Sales Proceeds	584,160.84	(4) Priority Principal Distribution Amount	0.00
Subtotal	84,634,681.74	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	82,633,857.03
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	23,613.83	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	84,658,295.57	(9) Excess Collections to Certificateholders	1,208,132.48
Reserve Account Draw Amount	0.00	**Total Distribution**	**84,658,295.57**
Total Available Funds	**84,658,295.57**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	551,474.72	551,474.72	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	264,831.34	264,831.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	14,996.59	14,996.59	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	264,831.34	264,831.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	82,633,857.03	82,633,857.03	0.00
Principal Distribution Amount	82,633,857.03	82,633,857.03	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,781.92
minus Net Investment Earnings	1,781.92
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,781.92
Net Investment Earnings on the Exchange Note	
Collection Account	21,831.91
Investment Earnings for the Collection Period	23,613.83

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to excercise its option under Section 5.01 of the 2015-A Servicing Supplement to purchase the 2015-A Exchange Note on January 17, 2017 (the "Redemption Date") and has deposited $181,496,054.78 into the 2015-A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

The Servicer discovered that in the course of converting its servicing system the securitization values for the collection periods from June 2016 to November 2016, inclusive, for each of the Mercedes-Benz Auto Lease Trust securitization trusts outstanding as of June 2016 (including the Issuing Entity), was calculated using one additional remaining monthly payment for each lease. The securitization values for the December 2016 collection period were corrected in this regard. The decline in the securitization values from the November 2016 collection period is, as a result of the correction, greater than would otherwise have been the case. The amount of this decline in securitization values for the Issuing Entity is approximately $0.5 million.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	661,769,660.11	19,411
Principal portion of lease payments	11,754,006.38	
Terminations- Early	31,732,188.23	
Terminations- Scheduled	32,438,333.86	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,697,797.96	
Securitization Value end of Collection Period	579,147,333.68	17,080
Pool Factor	24.03%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.81%
Weighted Average Remaining Term (months)	23.64	6.82
Weighted Average Seasoning (months)	10.77	32.12
Aggregate Base Residual Value	1,762,832,979.55	523,341,579.79
Cumulative Turn-in Ratio		93.96%
Proportion of base prepayment assumption realized life to date		60.86%
Actual lifetime prepayment speed		0.60%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	575,728,114.25	16,979	99.41%
31-60 Days Delinquent	2,395,600.59	73	0.41%
61-90 Days Delinquent	762,586.34	20	0.13%
91-120 Days Delinquent	261,032.50	8	0.05%
Total	579,147,333.68	17,080	100.00%

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	784,862.15	23	31,684,964.49	881
Liquidation Proceeds	432,814.63		22,914,566.20	
Recoveries	287,930.02		6,654,069.84	
Principal Net Credit Loss / (Gain)	64,117.50		2,116,328.45	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.124%
Prior Collection Period	0.416 %
Second Prior Collection Period	0.092 %
Third Prior Collection Period	0.216 %
Four Month Average	0.212%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.088%

Average Net Credit Loss / (Gain)   2,402.19

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	69,941,943.74	2,308	1,241,764,036.94	39,722
Sales Proceeds and Other Payments Received	68,856,094.16		1,232,663,800.03	
Residual Loss / (Gain)	1,085,849.58		9,100,236.91	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	2.100%
Prior Collection Period	5.175 %
Second Prior Collection Period	4.601 %
Third Prior Collection Period	3.956 %
Four Month Average	3.958%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.378%

Average Residual Loss / (Gain)   229.10